FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated December 13, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom Board of Directors’ statement regarding 2010 dividend

Budapest — December 13, 2010 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider announces that the Board of Directors today declared, based on information currently available to it, that it now contemplates a proposal for payment of dividend to the Company’s shareholders of HUF 50 per ordinary share (par value HUF 100) from the profit of 2010.

The proposed dividend level of HUF 50 per share is in line with Magyar Telekom’s dividend policy of maintaining its net debt ratio (net debt to net debt plus total equity) within the targeted range of 30-40% and also reflects the impact of the special tax levied on the Hungarian telecommunications sector.

The above statement is subject to the Board of Directors’ future formal proposal to the General Meeting, which proposal will be made in due course, when all necessary information is available and all prerequisites to making such proposal are met.

Magyar Telekom currently plans to hold its 2011 Annual General Meeting on April 12, 2011. Any dividend from the profit of 2010 will be payable subject to the resolution of, and following the 2011 Annual General Meeting.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: December 13, 2010